SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	February 12, 2019
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Director

Form 6-K

1. Discovering errors on previously issued financial statements

During the year 2018, KT Corporation (“the Company”) discovered errors related to certain revenue recognition in prior years.

The Company has determined to revise the comparative financial statements for years prior to the year 2018 which will be disclosed in the financial statements for the year ended December 31, 2018.

2. The Effect of misstatement on previously issued financial statements

<FY 2017>

•	Consolidated Statement of Operations: None

•

Consolidated Statement of Financial Position: With the cumulative effect of the revision, total assets is increased by KRW 150 billion, and total liabilities and total equity are increased by KRW 16 billion and KRW 134 billion, respectively.

<FY 2016>

•

Consolidated Statement of Operations: The revision increases revenue and income tax expense, resulting in increases in operating profit and net income by KRW 43 billion and KRW 37 billion, respectively.

(in billions of Korean won)	As Previously Reported (K-IFRS)		As Revised (K-IFRS)	Adjustments
Operating profit	1,440	g	1,483	Increase of 43
Profit for the year	798	g	835	Increase of 37

•

Consolidated Statement of Financial Position: With the cumulative effect of the revision, total assets is increased by KRW 150 billion, and total liabilities and total equity are increased by KRW 16 billion and KRW 134 billion, respectively.

<The cumulative effect as of January 1, 2016>

•	The retained earnings as of January 1, 2016 is increased by KRW 97billion with the revision of the error, reflecting the cumulative effect on both revenue and income tax expense

Revenue and profit in the prior period financial statements up to 2016 had been under-stated due to omission of data transferring from billing system to finance system.

*	The effects of errors indicated above are preliminarily, which has not been audited or reviewed and therefore may be subject to change upon completion of audit by the Company’s external auditor.

3. Date of resolution of Board of Directors (date of decision): February 12, 2019